UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing

MAR 02 2021

Washington, DC

21002586

PART III

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SEC FILE NUMBER
8- 51916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHELSEA MORGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 Main Street
(No. and Street)

Staten Island	**New York**	**10307**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Pisapia **(718) 967-8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC, P.C. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2010 Pioneer Court	**San Mateo**	**CA**	**94403**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **John Pisapia**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CHELSEA MORGAN SECURITIES, INC.**, as of **December 31**, 20 **20**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 23

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

Statement of Financial Condition

December 31, 2020

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

December 31, 2020

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Chelsea Morgan Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chelsea Morgan Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chelsea Morgan Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cantone Research, Inc.'s management. Our responsibility is to express an opinion on Chelsea Morgan Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chelsea Morgan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
We have served as Chelsea Morgan Securities, Inc.'s auditor since 2017.

San Mateo, CA
February 26, 2021

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020

ASSETS

Cash and cash equivalents	$	232,388
Clearing deposits at broker		25,331
Commissions receivable		259,545
Prepaid expenses		48,048
Fixed assets, net of accumulated depreciation		22,444
ROU Asset, net of accumulated amortization		41,363
Rent deposit		5,000
TOTAL ASSETS	$	634,119

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities		332,625
Operating lease liability		39,250
Finance lease liability		16,218
TOTAL LIABILITIES		450,893
Commitments and contingent liabilities		
Stockholder's equity		
Common stock, par value $0.01, 1,000 shares authorized, issued and outstanding		10
Paid-in capital		136,990
Retained earnings		65,979
Total stockholder's equity		46,226
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	634,119

The accompanying notes are an integral part of these financial statements.

CHELSEA MORGAN SECURITIES, INC.
D/B/A CHELSEA FINANCIAL SERVICES

NOTES TO FINANCIAL STATEMENTS

December 31, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Chelsea Morgan Securities, Inc. D/B/A Chelsea Financial Services (the "Company"), a New York S Corporation formed in 1999, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's principal address is 242 Main Street, Staten Island, NY 10307.

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight-line basis. The cost of leasehold improvements is depreciated over the estimated useful lives of the related assets or the term of the related lease, whichever is shorter.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* (Revenue Recognition), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU defines the promised good or service as the performance obligation under the contract.

In accordance with the new revenue recognition standard, the Company has identified the specific performance obligation (promised services) associated with the contract with the customer and has determined when that specific performance obligation has been satisfied, which may be at a point in time or over time depending on how the performance obligation is defined. The contracts with customers

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

also contain the transaction price, which consists of fixed consideration and/or consideration that may vary (variable consideration) and is defined as the amount of consideration an entity expects to be entitled to when or as the performance obligation is satisfied.

The new revenue recognition standard further clarified the guidance related to reporting revenue gross as principal versus net as an agent. The Company acts as an agent in the vast majority of the revenue generating transactions with its customers.

Commission

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Brokerage commissions are derived from executing transactions for clients on exchanges and over-the-counter markets, sales of mutual funds, providing brokerage services and other such activities. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Leases

The Company determines if an arrangement is a lease at inception. Operating and leases are recognized as its own right-of-use ("ROU") asset category in the Company's property and equipment, and the corresponding lease obligations are recognized to accrued expenses. Finance leases are also included as equipment in property and equipment and the corresponding lease obligations are also recognized in accrued expenses in the Company's statement of financial condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements that are one year or less in length, the Company exercises the exemption under ASC 842 which for the Company is the lease of its primary business address. The annual lease expense did vary materially from the prior year.

Recent Accounting Pronouncements

Financial Instruments – Credit Losses

In June 2016, the FASB issued a new standard to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. Management has evaluated the impact of this standard in the Company's financial statements, including accounting policies, processes, and systems, and based on current market conditions, the Company does not believe there will be material impact upon adoption.

Accounting for Income Taxes

In December 2019, the FASB issued a new standard to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes and enacted changes in tax laws or rates

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. Management has determined that the adoption of this new pronouncement will not have a material impact on the Company's financial statements.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2020 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 26, 2021, the date the financial statements were available to be issued.

NOTE 3 – INCOME TAXES

The Company has elected "S Corporation" status with the Internal Revenue Service and state taxing authorities. The stockholder includes the "S Corporation" income or loss in his individual tax return, and accordingly, no federal or state income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $116,363, which was $89,636 in excess of its required net capital of $26,727. The Company's ratio of aggregate indebtedness to net capital was 3.45 to 1.

NOTE 5 – OFF BALANCE SHEET RISK

The Company has one single clearing house. In the event that the clearing house becomes insolvent, the Company's business may be adversely affected. Pursuant to a Clearing Agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In accordance to the clearing agreement, the Company is required to place a deposit in the amount of $25,000 that remains in the custody of the clearing broker as long as the agreement is enforce. As of December 31, 2020, the deposit amounted was $25,331.

NOTE 6 – SBA LOAN

On April 17, 2020, the Company entered into a Promissory Note with Victory State Bank (acquired by Northfield Bank on July 01, 2020), which provides for a loan in the amount of $60,990 (the "PPP Loan") pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Promissory Note contains events of default and other provisions customary for a loan of this type. The Paycheck Protection Program provides that the PPP Loan may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act. The Company intends to use the entire PPP Loan amount for qualifying expenses and on November 9, 2020, the PPP Loan has been 100% forgiven by Northfield Bank.

On June 16, 2020, the Company executed the standard loan documents required for securing loans (the "EIDL Loan") offered by the U.S. Small Business Administration (the "SBA") under its Economic Injury Disaster Loan ("EIDL") assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL Loan is $62,800, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and was accrued from the date of the EIDL Loan. Installment payments, including principal and interest, are due monthly beginning June 15, 2021 (twelve months from the date of the EIDL Loans) in the amount of $306. The balance of principal and interest is payable 30 years from the date of the EIDL Loan.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

In November 2020, the Company entered into a lease agreement for office space with a related party for the length of one year. The Company also rents space at a storage facility. In August 2019, the owner entered into a lease agreement for an apartment as a work from home place for the length of one year. Total rental expense for the year ended December 31, 2020 was $108,328.

In September 2020, the Company leased an office equipment and recognized fixed asset of 17,307. The asset was depreciated using the straight-line method over 63 months with a monthly depreciation of $274. The interest and depreciation for the office equipment as of December 31, 2020 was $261 and $1099, respectively. Remaining commitments under the leases are as follows:

Year ending December 31,	
2021	3,095
2022	3,295
2023	3,507
2024 and after	3,412
	$ 13,309

In October 2020, the Company also leased an automobile for business use. The Company recognized operating lease ROU assets of $41,363 and lease liability of $39,250 as of December 31, 2020. The monthly lease expense using the straight-line method over 36 months is $1,354. The lease expense for the auto amounted to $4,062 for the year ended December 31, 2020. Remaining commitments under the leases are as follows:

Year ending December 31,	
2021	14,181
2022	11,678
	$ 25,859

NOTE 7 – MATERIAL EVENTS

During the year ended December 31, 2020, the Company was subject to an arbitration action by the Financial Industry Regulation Authority ("FINRA"). The settlement paid was $69,490.